Filed by Nextel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Nextel Communications, Inc.
Commission File No. 0-19656

Attachment

Len Lauer’s organization for the merged company will consist of the following:

•	A marketing organization that will drive all marketing communications, advertising, brand and sponsorships, strategic pricing, marketing research, wholesale strategy, and certain aspects of business planning and development. We deemed this centrally managed capability essential to creating a consistency of brand awareness and appreciation across all audiences – external and internal. We believe this will ensure consistent pricing strategies and arm the entire enterprise with the competitive intelligence required to win in the market. As you know, this mirrors Nextel’s current approach to brand management, pricing and competitive intelligence.

•	Separate consumer solutions and business solutions organizations will each be responsible for their respective sales operations, distribution management, customer service support, product marketing, acquisition and retention, customer lifecycle management and satisfaction. The business solutions organization will also have some flexibility for tactical pricing to meet the needs of large enterprise customers. These elements of the structure mirror Sprint’s current alignment and will enable the new company to continue Sprint’s strong track record of serving consumers, while fully engaging Nextel’s strengths in serving the business market. In our new structure, we also envision embedding customer care, service and retention in the consumer and business organizations and expect to work out the details associated with this alignment as we move through the integration planning process and the actual integration that will occur post-merger.

•	The development organization will have all responsibility for product development and management, handset design and procurement and product usability, consistent with Nextel’s current approach.

•	The network organization will have responsibility for all technology testing and deployment, as well as building and managing the network and ensuring its reliability, consistent with the way both Sprint and Nextel manage their respective network organizations today. This is distinct from long-term strategic technology planning and development, which will be led by Barry West as chief technology officer.

•	The information technology organization will be responsible for all systems’ management, application development, systems architecture and strategy, and enterprise services. This is similar to the way both organizations are aligned today and resembles Nextel’s approach in terms of the authority that will resides within the IT organization to make the decisions it deems appropriate in order to meet the business’ requirements.

“SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
A number of the matters discussed in this document are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2003 and quarterly report on Form 10-Q for the quarterly period ended September 30, 2004, as such reports have been amended. This document speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251, 800-259-3755, Option 1 or from Nextel Investor Relations at 2001 Edmund Halley Drive, Reston, Virginia 20191 or call 703-433-4300.

PARTICIPANTS IN SOLICITATION
Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint’s participants is set forth in the proxy statement dated March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.